                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 and 13d-2


                 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934

                               (Amendment No. 18)

                                   FINA, Inc.
                                ----------------
                                (Name of Issuer)

                              Class A Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   31734L101
                                 --------------
                                 (CUSIP Number)


                                 December 1995
                                 -------------

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

                       (continued on the following pages)

Linda Middleton, Secretary
Petrofina Delaware, Incorporated
P. O. Box 2159
Dallas, Texas  75221

Telephone (214) 750-2816
------------------------
(name, address and telephone
number of person authorized
to receive notices and
communications)



Page 1 of 5 pages
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CUSIP NO. 31734L101                    13G                     PAGE 2 Of 5 pages



1.   NAME OF REPORTING PERSONS
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
     Petrofina Delaware, Incorporated
     Federal No. 75-1568251

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     a.  [ X ]
     b.  [   ]

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware Corporation

Number of Shares         5. Sole Voting Power:
Beneficially                24,796,112 Class A Common Stock
Owned by each                2,000,000 Class B Common Stock
Reporting person
With                     6. Shared Voting Power: not applicable

                         7. Sole Dispositive Power:
                            24,796,112 Class A Common Stock
                             2,000,000 Class B Common Stock

                         8. Shared Dispositive Power:
                               not applicable

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
         PERSON:
         24,796,112 Class A Common Shares and
          2,000,000 Class B Common Shares

10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES [  ]

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         85% of Class A    100% of Class B

12.  TYPE OF REPORTING PERSON
         CO
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CUSIP NO. 31734L101                    13G                     PAGE 3 Of 5 pages



Item 1(a).     NAME OF ISSUER:
               FINA, Inc.
               -----------------------------------------------------------------
Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
               P. O. Box 2159, Dallas, Texas  75221-2159
               -----------------------------------------------------------------
Item 2(a).     NAME OF PERSON FILING:
               Linda Middleton, Secretary on behalf of Petrofina Delaware, Incorporated, owner of shares
               -----------------------------------------------------------------
Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
               P. O. Box 2159, Dallas, Texas  75221-2159
               -----------------------------------------------------------------
Item 2(c).     CITIZENSHIP:
               Delaware Corporation
               -----------------------------------------------------------------
Item 2(d).     TITLE OF CLASS OF SECURITIES:
               Class A Common Stock
               -----------------------------------------------------------------
Item 2(e).     CUSIP NUMBER:
               31734L101
               -----------------------------------------------------------------

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

          Not Applicable

Item 4.   OWNERSHIP.

         If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

     (a)  Amount Beneficially Owned at 12/31/95:
          24,796,112 Class A Common Shares and
           2,000,000 Class B Common Shares

     (b)  Percent of Class at 12/31/95:
           85%  of Class A
          100%  of Class B

     (c)  Number of shares as to which such person has at 12/31/95:

          (i) sole power to vote or to direct the vote - 24,796,112 Class A Common Stock and 2,000,000 Class B Common Stock
         (ii)  shared power to vote or to direct the vote - Not Applicable
        (iii)  sole power to dispose or to direct the disposition of -
               24,796,112 Class A Common Stock and 2,000,000 Class B Common
               Stock,
         (iv) shared power to dispose or to direct the disposition of - Not Applicable
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CUSIP NO. 31734L101                    13G                     PAGE 4 Of 5 pages



Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check
          the following [   ].

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable
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CUSIP NO. 31734L101                    13G                     PAGE 5 Of 5 pages



Item 10.    Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of, and do not have the effect of, changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.




                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 17, 1996
--------------------------------------------------------------------------------
(Date)

--------------------------------------------------------------------------------
(Signature)

Linda Middleton, Secretary
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